Filed Pursuant to Rule 424(b)(5)
File No. 333-264984

Pricing Supplement No. 1 Dated March 9, 2023

(To Prospectus dated May 16, 2022 and

Prospectus Supplement dated June 30, 2022)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series M

$400,000,000

IDAHO POWER COMPANY

5.50% First Mortgage Bonds due 2053

Title of Securities:	5.50% First Mortgage Bonds due 2053 (the “Notes”)

Principal Amount:	$400,000,000

Price to Public:	99.057% payable in immediately available funds, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount:	0.875%

Proceeds to Us after Discount:	98.182%

Interest Rate:	5.50% per annum

Original Issue Date:	March 14, 2023

Original Interest Accrual Date:	March 14, 2023

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2023

Record Dates:	February 28 and August 31

Maturity Date:	March 15, 2053

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

J.P. Morgan

US Bancorp

Wells Fargo Securities

BofA Securities

MUFG

Extended Settlement:

We expect that delivery of the Notes will be made against payment therefor on or about March 14, 2023, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Optional Redemption:

Prior to September 15, 2052 (six (6) months prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed at least 30 days before the redemption date to each holder of Notes to be redeemed.

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No Notes of a principal amount of $1,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
Bookrunners
J.P. Morgan Securities LLC	$112,000,000
U.S. Bancorp Investments, Inc.	104,000,000
Wells Fargo Securities, LLC	104,000,000
Co-Managers
BofA Securities, Inc.	40,000,000
MUFG Securities Americas Inc.	40,000,000
Total	400,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.50% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.35% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper, (ii) are lenders and/or agents under our credit agreement, dated as of November 6, 2015, as amended by the First Amendment to the Credit Agreement, dated as of December 6, 2019, the Second Amendment to the Credit Agreement, dated as of December 3, 2021, and the Third Amendment to the Credit Agreement, dated as of November 18, 2022, and (iii) are lenders and/or agents under our term loan credit agreement, dated as of March 4, 2022.

Interest Payment Dates:

We will make interest payments on the Notes on March 15 and September 15 of each year, commencing September 15, 2023, and at maturity. The record date for the March 15 payment of interest will be February 28 and the record date for the September 15 payment of interest will be August 31.

Use of Proceeds:

The purchasers will pay the proceeds from the sale of the Notes, net of the purchasers’ discount, to us in immediately available funds. After our receipt of these proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment.

We estimate that we will receive net proceeds from the sale of the Notes of approximately $391.2 million, after deducting all applicable discounts, including the purchasers’ discount and discounted price to the public, and estimated offering expenses. The expenses of the sale of the Notes, not including discounts, are estimated at $1.5 million and are payable by us. We intend to use the net proceeds from this offering to pay at maturity Idaho Power Company’s $75 million 2.5% First Mortgage Bonds due April 2023, to payoff commercial paper borrowings, bearing interest at a weighted average interest rate of 4.97%, to pay all or part of Idaho Power Company’s $150 million term loan used for general corporate purposes, including funding capital projects, and bearing interest at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and matures in March of 2024, to fund a portion of Idaho Power Company’s capital expenditures, and for other general corporate purposes.

Legal Matters:

Patrick A. Harrington, our Vice President, General Counsel and Corporate Secretary, and Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, Los Angeles, California, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of March 9, 2023, Mr. Harrington beneficially owned 14,496 shares of IDACORP, Inc. common stock. Mr. Harrington is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.